Exhibit (b)(1)

UBS LOAN FINANCE LLC 677 Washington Boulevard Stamford, Connecticut 06901	UBS SECURITIES LLC 299 Park Avenue New York, New York 10171

July 7, 2011

International Paper Company

6400 Poplar Avenue

Memphis, Tennessee 38197

Attention: Mr. Errol Harris

Project Metal — Commitment Letter

Ladies and Gentlemen:

You have advised UBS Loan Finance LLC (“UBS”) and UBS Securities LLC (“UBSS” and, together with UBS, the “Commitment Parties”, “we” or “us”) that International Paper Company, a New York corporation (“Borrower” or “you”), proposes to effect the transactions described in Annex I to this letter (which together, with the annexes hereto, is referred to collectively as this “Commitment Letter”). Capitalized terms used without definition in this letter have the meanings given to them in the annexes.

Commitments.

You have requested that UBS commit to provide the Facilities and that UBSS agrees to structure, arrange and syndicate the Facilities. UBS (in such capacity, the “Initial Lender”) is pleased to advise you of its commitment to provide the entire principal amount of each of the Facilities to Borrower, in each case, upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. The commitment of each Initial Lender is collectively referred to herein as the “Commitment” and individually as a “Commitment”.

Syndication.

It is agreed that UBSS will act as the lead advisor, arranger and bookmanager for the Facilities, and, in consultation with you, will manage the syndication of the Facilities, and will, in such capacities, perform the duties and exercise the authority customarily associated with such roles (in such capacity, the “Lead Arranger”). It is further agreed that you may, in consultation with us, designate up to five additional financial institutions (each, an “Additional Party”) to become parties to this Commitment Letter and the Basic Fee Letter (as defined below) pursuant to a joinder reasonably satisfactory to you and us (an “Additional Party Joinder”), each of which Additional Party shall commit to up to a percentage of the Term Facility and an equal percentage of the Bridge Facility (such percentage, the “Additional Party Percentage”) equal to the quotient of 100% divided by the number of Initial Lenders (it being understood that the percentage of the Term Facility and the Bridge Facility committed to by the Additional Parties shall reduce the percentage of the Term Facility and the Bridge Facility committed to by UBS). Any such Additional Party shall be deemed an “Initial Lender”, a “Commitment Party” and, if so designated by you pursuant to the next paragraph, a “Lead Arranger” hereunder.

You may designate any Additional Party (or any affiliate thereof) that commits to the Additional Party Percentage of each of the Facilities to act, together with UBSS, as a joint lead advisor, arranger and bookmanager for any or all of the Facilities or have such other roles and titles selected by you; provided, however, that UBS and UBSS will have “lead left” placement on all marketing materials relating to the Facilities and will perform the duties and exercise the authority customarily performed and exercised by them in such role, including acting as sole manager of the physical books. It is further agreed that no Lender (as defined below) will receive compensation or any titles with respect to any of the Facilities outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in such Facilities, in each case unless you and we so agree.

The Lead Arrangers reserve the right, prior to or after execution of the Bank Documentation (as defined below), in consultation with you, to syndicate all or a portion of each Initial Lender’s Commitments to one or more institutions that will become parties to the Bank Documentation (each Initial Lender and the institutions becoming parties to the Bank Documentation with respect to all or a portion of the Facilities, the “Lenders”). Notwithstanding any other provision of this Commitment Letter, no Initial Lender will, except with the written consent of Borrower or, in the case of UBS, in connection with the appointment of any Additional Party, be relieved or novated from its obligations hereunder in connection with any syndication or assignment until after the Closing Date and, unless Borrower agrees in writing, each Initial Lender shall retain exclusive control over all rights and obligations with respect to its Commitment, including all rights with respect to consents, modifications and amendments, until the Closing Date has occurred and the extensions of credit to be made on such date as contemplated hereby (subject to the conditions herein) have been made. Each Initial Lender acknowledges and agrees that its Commitment is not conditioned upon a successful syndication and that no assignment or assumption by any assignee (other than, in the case of UBS, an Additional Party) of any obligations of such Initial Lender in respect of any portion of its Commitment shall relieve such Initial Lender of its obligations hereunder with respect to such portion of the Commitments until the Closing Date has occurred and the extensions of credit to be made on such date as contemplated hereby have been made.

All aspects of the syndication, including, without limitation, timing, potential syndicate members to be approached, titles, allocations and division of fees, shall be determined by the Lead Arrangers (except as otherwise provided herein and in the Fee Letter) in consultation with you. You agree to, and (in the case of a Two-Step Transaction, after the Closing Date) to use commercially reasonable efforts to cause the Acquired Business to (including, in a One-Step Merger, with a covenant to such effect in the Acquisition Agreement), actively assist the Lead Arrangers in such syndication, which the Lead Arrangers may commence as promptly as possible after your acceptance of this Commitment Letter, including by using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships and to provide the Lead Arrangers, promptly upon request, with all information reasonably deemed necessary by a Lead Arranger to complete successfully the syndication, including, but not limited to (a) information packages for delivery to potential syndicate members and participants, including at the reasonable request of the Lead Arrangers, a version that does not contain material non-public information concerning you or your affiliates or any securities thereof or, to the best of your knowledge, with respect to the Acquired Business and its affiliates or any securities thereof (the “Confidential Information Memoranda”) and (b) all financial and other information as we may reasonably request with respect to you, the Acquired Business (in a Two-Step Transaction prior to the Closing Date, to the extent available to you), your subsidiaries and the transactions contemplated hereby, including but not limited to financial projections, forecasts and budgets. You also agree to make available your representatives, and (in the case of a Two-Step Transaction, after the Closing Date) to use commercially reasonable efforts to cause the senior officers and representatives of Borrower and the Acquired Business, in each case from time to time prior to the earlier of the Successful Syndication (as defined in the Basic Fee Letter) of the Facilities and 90 days after the Closing Date (such earlier date, the “Syndication Date”), to be available and to attend and make presentations regarding the business and prospects of the Acquired Business at one or more meetings of prospective lenders and investors at such time and place as the Lead Arrangers may reasonably request. You agree to use all commercially reasonable efforts (i) to cause the initial definitive Confidential Information Memorandum referred to above to be delivered to potential syndicate members as promptly as possible after your acceptance of this Commitment Letter and (ii) to obtain from Standard & Poor’s Ratings Group (“S&P”) and Moody’s Investors Service (“Moody’s”), at your expense, public updates of the ratings of Borrower’s senior unsecured non-credit-enhanced long-term debt securities after giving effect to the Transactions occurring on the Closing Date at least 20 business days prior to the Closing Date.

You acknowledge that (a) subject to confidentiality arrangements to be agreed upon and to the other provisions of this Commitment Letter, the Lead Arrangers and/or the Administrative Agent on your behalf will make available the Confidential Information Memoranda to the proposed syndicate of lenders by posting the Confidential Information Memoranda on IntraLinks or another similar electronic system and (b) certain prospective lenders (such prospective lenders, “Public Lenders”; all other prospective lenders “Private Lenders”) may have personnel that do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Acquired Business or its affiliates or you or your affiliates or any securities of any thereof, and who may be engaged in investment and other market-related activities with respect to such entities’ securities.

Before distribution of any Confidential Information Memoranda to prospective lenders, you agree that you will provide us with a letter in customary form for syndicated loan financings authorizing the dissemination of the Confidential Information Memoranda; provided that any representation as to the absence of MNPI with respect to the Acquired Business or its affiliates shall be made to the best of your knowledge. In addition, you agree to use commercially reasonable efforts to cause all materials containing Information that are to be made available to Public Lenders to be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, it being understood that such identification shall be made, insofar as materials contain Information relating to the Acquired Business and its subsidiaries, to the best of your knowledge. You agree that by your marking such materials “PUBLIC”, you shall be deemed to have authorized the Lead Arrangers (subject to applicable confidentiality provisions and to the other provisions of this Commitment Letter) to treat such materials as information that is not MNPI.

We agree that we will not make any materials that are not marked “PUBLIC” available to Public Lenders, except that, subject to confidentiality arrangements to be agreed upon and to the other provisions of this Commitment Letter, the Lead Arrangers on your behalf may distribute the following documents to all prospective lenders in the form provided to you and to your counsel Debevoise & Plimpton LLP a reasonable time prior to their distribution, unless you or your counsel advise the Lead Arrangers in writing (including by email) within a reasonable time prior to their intended distribution that such material would constitute MNPI and, therefore, should only be distributed to prospective Private Lenders: (a) administrative materials for prospective lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to the Facilities’ terms and (c) pro forma financial statements and drafts and final versions of definitive documents with respect to the Facilities (which shall in no event be deemed to constitute MNPI). If you advise us that any of the foregoing items should be distributed only to Private Lenders, then the Lead Arrangers and/or the Administrative Agent will not distribute such materials (other than pro forma financial statements and drafts and final versions of definitive documents with respect to the Facilities) to Public Lenders without further discussions with you.

It is understood that, in a Two-Step Transaction, information available to you with respect to the Acquired Business and its subsidiaries may be limited prior to the Closing Date, to information made publicly available by the Acquired Business and you shall not be deemed to be in breach of your agreements set forth in this Commitment Letter or any other obligation to provide information or assist with respect to syndication on account of such limitation.

Information.

You hereby represent and covenant that (a) all written information (other than projections, forecasts, budget, estimates and other forward-looking statements (collectively, the “Projections”) and information of a general economic or industry specific nature) that has been or will be made available to us or any of the Lenders by or on behalf of you or the Acquired Business (at your request) in connection with the transactions contemplated hereby (the “Information”), when taken as a whole (and, in the case of information relating to the Acquired Business, to the best of your knowledge), does not and will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in the light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to us or any of the Lenders by or on behalf of you or the Acquired Business (at your request) in connection with the transactions contemplated hereby have been (or, in the case of Projections prepared after the date hereof, will be) prepared in good faith based upon assumptions believed by you to be reasonable at the time of preparation thereof (it being understood that (i) projections by their nature are inherently uncertain and no assurances are being given that the results reflected in the Projections will be achieved and (ii) insofar as they relate to the Acquired Business, the Projections would be based on information available to you and such information may be limited prior to the Closing Date). You agree that if at any time prior to the Closing Date (or, if later, the Syndication Date) any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished or made available, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations will be correct in all material respects at such time.

Compensation.

As consideration for the Commitments of the Lenders hereunder with respect to the Facilities and the agreement of the Lead Arrangers to structure, arrange and syndicate the Facilities and to provide advisory services in connection therewith, you agree to pay, or cause to be paid, the fees set forth in the Term Sheet, the administrative fee letter dated as of even date herewith among Borrower, UBS and UBSS (the “Administrative Fee Letter”) and the fee letter dated as of even date herewith among the parties hereto (the “Basic Fee Letter” and together with the Administrative Fee Letter, the “Fee Letter”).

Conditions.

The Commitments of each Initial Lender and the Lead Arrangers’ agreement to perform the services described herein are subject only to the fulfillment of the following conditions (the “Conditions”): (i) the execution and delivery of definitive loan and related agreements and documentation (collectively, the “Bank Documentation”), which shall be in form and substance, and containing such representations, covenants, terms, conditions and other provisions as are consistent with this Commitment Letter and the Fee Letter and otherwise substantially similar to the current 3-Year Credit Agreement of Borrower dated as of November 20, 2009 (as in effect on the date hereof, the “Current Credit Facility”), with modifications customary for transactions of this type (subject in each case to the next paragraph), (ii) there not having occurred or existing any event, development, condition or circumstance that has had or could reasonably be expected to have a Material Adverse Effect with respect to Borrower since December 31, 2010 or with respect to the Acquired Business since January 1, 2011, and (iii) fulfillment of the conditions set forth under “Conditions to Borrowing” in the Term Sheet. “Material Adverse Effect” means, with respect to any person, a material adverse effect on the business, operations and financial condition of such person and its subsidiaries, taken as a whole.

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Bank Documentation or any other agreement or other undertaking concerning the financing of the Acquisition to the contrary,

(a) the terms of the Bank Documentation shall be in a form such that they do not impair availability of the Facilities on the Closing Date if the Conditions are satisfied; and

(b) the only representations the making of which shall be a condition to availability of the Facilities on the Closing Date shall be the Specified Representations. For purposes hereof, “Specified Representations” means (i) if the Acquisition Agreement is executed prior to the Closing Date, such of the representations made by the Acquired Business in the Acquisition Agreement that are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Acquisition Agreement, or to decline to consummate the Acquisition, as a result of a breach of such representations in the Acquisition Agreement, and (ii) the representations and warranties set forth in the Bank Documentation relating to corporate power and authority, the enforceability of the Bank Documentation, Federal Reserve margin regulations, the Investment Company Act of 1940, as amended, and the Patriot Act.

Notwithstanding the titled “Governing Law” provisions of this Commitment Letter and the Term Sheet, it is understood and agreed that (x) whether any Specified Representation described in clause (b)(i) above has been breached, and whether as a result you have the right to terminate your obligations thereunder, and (y) whether there shall have been a Material Adverse Effect shall be determined under the laws of the State of Delaware.

Clear Market.

From the date of this Commitment Letter until the Syndication Date, you will ensure that no debt securities or syndicated loan financing (excluding (i) the Notes Offering, (ii) any tax exempt financings not to exceed $200 million, (iii) financings by any of Borrower’s foreign subsidiaries or joint ventures (provided not more than $200 million of such financings are guaranteed by Borrower) and (iv) any refinancing or maturity extension of the Current Credit Facility (provided that the aggregate commitments under the refinancing or maturity extension shall not exceed the commitments thereunder on the date hereof) (the debt in clauses (ii), (iii) and (iv), the “Excepted Debt”)) for you or any of your subsidiaries is announced, syndicated or placed without the prior written consent of the Lead Arrangers if such financing, syndication or placement would have, in the reasonable judgment of the Lead Arrangers, a materially detrimental effect upon the primary syndication of the Facilities.

Indemnity and Expenses.

You agree to indemnify and hold harmless each of the Commitment Parties and their respective affiliates and each director, officer, employee, advisor and agent thereof (each, an “indemnified person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever that may be incurred by or asserted against or involve any such indemnified person as a result of or arising out of or in any way related to or resulting from this Commitment Letter and the transactions contemplated hereby, the providing or syndication of the Facilities or the actual or proposed use of proceeds thereof and to pay and reimburse each indemnified person, promptly upon request, for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim; provided, however, that you shall not have to indemnify any indemnified person against any claim, loss, damage, liability or expense (x) to the extent the same resulted from the gross negligence, bad faith or willful misconduct of the respective indemnified person or any Related Person (as defined below) of such indemnified person (as determined by a court of competent jurisdiction in a final and non-appealable judgment) or (y) arising out of any breach in any material respect by such indemnified person or any Related Person of such indemnified person of this Commitment Letter or any Bank Documentation. In the case of an investigation, action or proceeding to which the indemnity in this paragraph applies, such indemnity and reimbursement obligations shall be effective whether or not such investigation, action or proceeding is brought by you, your equity holders or creditors or an indemnified person, whether or not an indemnified person is otherwise a party thereto and whether or not any aspect of the Commitment Letter, the Fee Letter, the Facilities or any of the Transactions is consummated. No indemnified person seeking indemnification or reimbursement under this Commitment Letter will, without your prior written consent (not to be unreasonably withheld or delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding (including any inquiry or investigation) or claim referred to above. Notwithstanding the immediately preceding sentence, if at any time an indemnified person shall have requested that you reimburse such indemnified person for legal or other expenses in connection with investigating, responding to or defending any such action, suit, proceeding (including any inquiry or investigation) or claim referred to herein, you shall be liable for any settlement of any action effected without your written consent if (a) such settlement is entered into more than 30 days after receipt by you of such request for reimbursement and (b) you shall not have reimbursed such indemnified person in accordance with such request prior to the date of such settlement. You shall not, without the prior written consent of any indemnified person, effect any settlement of any pending or threatened proceeding in respect of which such indemnified person is or could reasonably be expected to have been a party and indemnity could reasonably be expected to have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability or claims that are the subject matter of such proceeding. For purposes hereof, a “Related Person” of an indemnified person means any of its affiliates or any of its or its affiliates’ directors, officers, employees, advisors and agents. No indemnified person shall be responsible or liable to you or any other person for any indirect, consequential or punitive damages which may be alleged as a result of this Commitment Letter or the financing contemplated hereby. In addition, you hereby agree that all reasonable and documented out-of-pocket costs and expenses (including the reasonable fees and expenses of Cahill Gordon & Reindel LLP and one local counsel per jurisdiction) of the Commitment Parties and their respective affiliates arising in connection with this Commitment Letter and in connection with the transactions described herein shall be reimbursed by you solely in the event that the Closing Date occurs or an Alternate Transaction (as defined in the Basic Fee Letter) is consummated; provided that upon termination or expiration of this Commitment Letter you agree to pay such reasonable fees and expenses of Cahill Gordon & Reindel LLP whether or not the Closing Date occurs or an Alternate Transaction is consummated. Any reimbursement hereunder shall be without duplication of any reimbursement to the Commitment Parties and their respective affiliates under any other agreement. Notwithstanding any other provision of this Commitment Letter, no indemnified person shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, except to the extent the same resulted from the gross negligence, bad faith or willful misconduct of such indemnified person or any Related Person of such indemnified person (as determined by a court of competent jurisdiction in a final and non-appealable judgment).

Confidentiality.

You agree that, unless the Lead Arrangers have otherwise consented (such consent not to be unreasonably withheld, conditioned or delayed), neither this Commitment Letter, the Fee Letter nor the terms hereof or thereof will be disclosed by you to any person or entity except that this Commitment Letter and the Fee Letter (but, in the case of the Fee Letter, only as contemplated in clauses (i), (ii) (to the extent the economic terms have been redacted in a manner reasonably satisfactory to the Lead Arrangers), (iv) and (v) of this sentence) may be disclosed to (i) to your officers, directors, employees, accountants, agents, attorneys and other advisors, and then only on a “need to know” confidential basis, (ii) the Acquired Business, its officers, directors, employees, agents, accountants, attorneys and other advisors on a “need to know” confidential basis, (iii) to any actual or prospective Lender or any actual or prospective lender or investor in connection with any of the Transactions, any of their respective affiliates, and any of the respective partners, officers, directors, employees, agents, accountants, attorneys and other advisors of any of the foregoing, (iv) to the extent necessary in connection with the exercise of any remedy or enforcement of any right hereunder, (v) as may be compelled to be disclosed in, or necessary to the defense of, any litigation or a judicial or administrative proceeding or as otherwise required by law, (vi) in any public or regulatory filing or in any proxy statement, prospectus, offering memorandum or offering circular in connection with any of the Transactions, and (vii) to Moody’s, S&P or any other ratings agency in connection with obtaining a rating of any of the Facilities and/or the Notes; it being understood that the fees contained in the Fee Letter may also be disclosed as part of a generic disclosure of aggregate sources and uses related to the fee amount, to the extent customary or required in marketing materials, ratings agency presentations, any proxy or other public filing or any other prospectus or offering memoranda.

Other Services.

You acknowledge and agree that we and/or our affiliates may be requested to provide additional services with respect to Borrower, the Acquired Business and/or their respective affiliates or other matters contemplated hereby. Any such services will be set out in and governed by a separate agreement(s) (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to the parties thereto. Nothing in this Commitment Letter is intended to obligate or commit us or any of our affiliates to provide any services other than as set out herein.

You acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. No Commitment Party will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by such Commitment Party of services for other companies, and no Commitment Party will furnish any such information to other companies. You also acknowledge that no Commitment Party has any obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.

No Fiduciary Relationship.

You hereby acknowledge that we are acting solely as agent, lender, bookmanager or lead arranger, as applicable, in connection with the Facilities. You further acknowledge that we are acting pursuant to a contractual relationship created by this Commitment Letter that was entered into on an arm’s length basis and in no event do the parties intend that any of us act or be responsible as a fiduciary to you or any of your subsidiaries, your stockholders or creditors or any other person in connection with any activity that we may undertake or have undertaken in furtherance of the Facilities, either before or after the date hereof. We hereby expressly disclaim any fiduciary or similar obligations to any such person, either in connection with the Facilities or this Commitment Letter or any matters leading up to either, and you hereby confirm your understanding and agreement to that effect. Each of you and we agree that you and we are each responsible for making our own independent judgments with respect to the Facilities, and that any opinions or views expressed by us to you regarding such transactions do not constitute advice or recommendations to you or any of your subsidiaries. You, on behalf of yourself and your subsidiaries, hereby waive and release, to the fullest extent permitted by law, any claims that you or any of your subsidiaries may have against us with respect to any breach or alleged breach of any fiduciary or similar duty in connection with the transactions contemplated by this Commitment Letter or any matters leading up to the execution of this Commitment Letter or the Bank Documentation. This paragraph does not affect any obligations that a Commitment Party may have under any written M&A advisory agreement between a Commitment Party and you relating to the Acquisition.

Governing Law, Etc.

This Commitment Letter and the Commitment of the Lenders shall not be assignable by you without the prior written consent of us and the Lenders, and any purported assignment without such consent shall be void. We reserve the right to employ the services of our affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to our affiliates certain fees payable to us in such manner as we and our affiliates may agree in our sole discretion. You also agree that each Initial Lender may at any time and from time to time assign all or any portion of its Commitments hereunder to one or more of its affiliates; provided that no Initial Lender shall be relieved of any portion of its Commitments hereunder (other than, in the case of UBS, in connection with the assignment of Commitments to an Additional Party) prior to the funding under the Facilities. We agree to treat all non-public information provided to us by you as confidential information in accordance with the terms of a confidentiality agreement separately entered into between you and us.

This Commitment Letter and the Fee Letter constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. No party has been authorized by any of the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter and the Fee Letter. This Commitment Letter may not be amended or any provision hereof waived or modified except with the written consent of each party hereto. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, and may not be relied on by, any persons other than the parties hereto, the Lenders and, with respect to the indemnification provided under the heading “Indemnity and Expenses,” each indemnified person.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby. With respect to all matters relating to this Commitment Letter or any other letter agreement or other undertaking concerning the financing of the Transactions and the financing contemplated under those agreements or undertakings, each of the parties hereto hereby irrevocably and unconditionally, on behalf of itself and to the extent it may lawfully do so, its parent entities, present and future subsidiaries, affiliates, transferees, assigns, acquirers, officers, directors, employees, partners, members, shareholders, and successors in interest (i) submits to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York State or, if that court does not have subject jurisdiction, in any State court located in the City and County of New York, (ii) agrees that all claims related to this Commitment Letter or any other letter agreement or other undertaking concerning the financing of the Transactions and/or the financing contemplated thereunder shall be heard and determined in such courts, and agree not to assert or support any such claims other than in such courts, (iii) waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum, (iv) agrees that a final judgment of such courts shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, and (v) waives any immunity (sovereign or otherwise) from jurisdiction of any court or from any legal process or setoff to which it or its properties or assets may be entitled. Nothing herein will affect the right of any party to serve legal process in any other manner permitted by law.

Patriot Act.

We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), we and the other Lenders may be required to obtain, verify and record information that identifies Borrower, which information includes the name, address and tax identification number and other information regarding them that will allow us or such Lender to identify them in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and the Lenders.

Please indicate your acceptance of the terms of this Commitment Letter and the Fee Letter by returning to us executed counterparts of this Commitment Letter and the Fee Letter, and delivering to us the fees specified in the Fee Letter to be paid upon acceptance of this Commitment Letter by wire transfer of immediately available funds to the account specified by us in writing, in each case, not later than the earliest of (x) 5:00 p.m., New York City time, on the date that is 15 days after the date hereof, (y) the commencement of the Tender Offer and (z) the execution and delivery of an Acquistion Agreement (the “Deadline”), whereupon the undertakings of the parties shall become effective to the extent and in the manner provided hereby. This offer shall terminate if not so accepted by you on or prior to that time. Upon the earliest to occur of (A) the execution and delivery of the Bank Documentation by all of the parties thereto and the occurrence of the funding of the Facilities, (B) the date that is the Applicable Period after the date hereof, if the Bank Documentation shall not have been executed and delivered by all such parties, and the funding of the Facilities shall not have occurred, prior to that date, (C) in the case of a One-Step Merger, the “drop-dead” termination date in the Acquisition Agreement, (D) the Closing Date occurring without funding of the Facilities or (E) the termination of the Acquisition Agreement or the public announcement of the abandonment of the Acquisition, this Commitment Letter and the Commitments of the Lenders hereunder and the agreement of the Lead Arrangers to provide the services described herein shall automatically terminate unless the Lenders and the Lead Arrangers shall, in their discretion, agree to an extension. “Applicable Period” means nine months; provided that if the Applicable Threshold Status (as defined in the Basic Fee Letter) no longer applies, Applicable Period shall mean twelve months.

You shall have the right to terminate this Commitment Letter and the Commitments of the Commitment Parties hereunder at any time upon written notice to them from you, subject to your surviving obligations as set forth in this paragraph. The provisions of this Commitment Letter and the Fee Letter relating to the payment of fees and expenses and indemnification and the provisions of the Sections titled “Clear Market”, “Confidentiality”, “Syndication”, “No Fiduciary Relationship” and “Governing Law, Etc.” will survive the expiration or termination of this Commitment Letter (including any extensions thereof) but (x) the provisions of the Sections titled “Syndication” and “Clear Market” will survive the expiration or termination of this Commitment Letter (including any extensions thereof) only if this Commitment Letter terminates pursuant to clause (A) of the penultimate sentence of the preceding paragraph, in which case such provisions shall survive until the Syndication Date.

[Signature Page Follows]

We are pleased to have been given the opportunity to assist you in connection with the financing for the Acquisition.

Very truly yours,

UBS LOAN FINANCE LLC

By:	/s/ Simon Walker
Name: Simon Walker
Title: Managing Director

By:	/s/ Kristine Shryock
Name: Kristine Shryock
Title: Director and Counsel, Region Americas Legal

UBS SECURITIES LLC

By:	/s/ Simon Walker
Name: Simon Walker
Title: Managing Director

By:	/s/ Kristine Shryock
Name: Kristine Shryock
Title: Director and Counsel, Region Americas Legal

Accepted and agreed to as of

the date first written above:

INTERNATIONAL PAPER COMPANY

By:	/s/ Errol Harris
Name: Errol Harris
Title: Vice President and Treasurer

ANNEX I

DESCRIPTION OF THE TRANSACTIONS

1. Borrower proposes to acquire (the “Acquisition”) the company previously identified to the Commitment Parties as “Metal” (the “Acquired Business”).

2. The Acquisition is proposed to be effected pursuant to an agreement and plan of merger (the “One-Step Merger Agreement”) among Borrower, a wholly owned subsidiary of Borrower (“MergerSub”) and the Acquired Business, pursuant to which MergerSub will merge with and into the Acquired Business, with the Acquired Business surviving such merger as a wholly owned subsidiary of Borrower. This transaction is referred to herein as the “One-Step Merger.”

3. In lieu of the One-Step Merger, the Acquisition may be effected pursuant to an offer (the “Tender Offer”) by Borrower or a wholly owned subsidiary of Borrower (“BidCo”) to purchase for cash not less than a majority of the outstanding voting shares of the Acquired Business (calculated on a fully diluted basis), followed as soon as practicable by a merger (the “Back-End Merger”) of BidCo or another wholly owned subsidiary of Borrower with and into the Acquired Business, with the Acquired Business surviving such merger as a wholly owned subsidiary of Borrower. The Back-End Merger shall be effected pursuant to an agreement and plan of merger (the “Back-End Merger Agreement”) among Borrower, such subsidiary and the Acquired Business. This transaction is referred to herein as the “Two-Step Transaction.” The term “Acquisition Agreement” refers to either the One-Step Merger Agreement or the Back-End Merger Agreement, as applicable.

4. In either the One-Step Merger or the Two-Step Transaction, the sources of funds required to fund the Acquisition consideration, to fund the prepayment of certain of the Acquired Business’s credit agreements (the “Refinancing”) and to pay fees, commissions and expenses in connection with the Transactions will include, in addition to funds otherwise available to Borrower: (i) the senior term loan credit facility (the “Term Facility”) described in the Summary of Principal Terms and Conditions (the “Term Sheet”) attached to the Commitment Letter as Annex II; and (ii) debt securities issued by Borrower (the “Notes”) pursuant to a public offering or Rule 144A or other private placement (the “Notes Offering”), and, to the extent the Notes are not issued on or prior to the Closing Date, the senior bridge loan facility (the “Bridge Facility” and, together with the Term Facility, the “Facilities”) described in the Term Sheet.

5. No other financing will be required for the uses described above. As used herein, the term “Transactions” means the Tender Offer, the Acquisition, the Refinancing, the funding of the Term Facility, the consummation of the Notes Offering and/or funding of the Bridge Facility, and the payment of fees, commissions and expenses in connection with each of the foregoing. The closing date of the One-Step Merger or the date on which shares are first accepted for payment in the Tender Offer is referred to in the Commitment Letter as the “Closing Date.”

6. All references to “dollars” or “$” in this Commitment Letter are references to United States dollars. All references to subsidiaries of Borrower shall include the Acquired Business and its subsidiaries for any period from and after the Closing Date and shall not include the Acquired Business and its subsidiaries prior to the Closing Date.

ANNEX II

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS1

Borrower:	International Paper Company (“Borrower”).

Lead Arrangers and Bookmanagers:	UBS Securities LLC (“UBSS”) and any Additional Party so designated by Borrower in accordance with the Commitment Letter (collectively, the “Lead Arrangers”).

Lenders:	A syndicate of banks, financial institutions and other entities including UBS Loan Finance LLC (“UBS”), arranged by the Lead Arrangers (collectively, the “Lenders”).

Administrative Agent:	UBS AG, Stamford Branch.

Type and Amount of Facilities:	Credit Facilities (the “Facilities”) in an aggregate principal amount of up to $2,200 million, comprised as follows:

(i) a term loan facility in an aggregate principal amount of up to $1,200 million (the “Term Facility”); and

(ii) a bridge loan facility in an aggregate principal amount of up to $1,000 million (the “Bridge Facility”).

Purpose:	Proceeds of the Facilities (together with the proceeds of any Notes issued on or prior to the Closing Date and cash on hand at the Borrower) will be used on the Closing Date (or, in the case of the Two-Step Transaction, on or after the Closing Date) to finance the Acquisition consideration, to fund the Refinancing and to pay fees, commissions and expenses in connection with the Transactions.

In the case of the Two-Step Transaction, on the Closing Date, the purchase of shares of the Acquired Business accepted in the Tender Offer shall be funded by the proceeds of any Notes issued on or prior to the Closing Date the proceeds of the Facilities and funds otherwise available to the Borrower. To the extent that the proceeds of the Facilities (when taken together with the proceeds of the Notes) requested to be funded by the Borrower on the Closing Date exceed the purchase price for the shares of the Acquired Business accepted in the Tender Offer

[1]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached.

plus fees, commissions and expenses in connection with the Transactions then due and payable, the excess proceeds of the Facilities shall be placed into escrow pursuant to arrangements reasonably satisfactory to the Administrative Agent. The Borrower will request funding of the Term Facility in full before requesting that any of the Bridge Facility be funded. The funds in the escrow shall be released solely (i) to Borrower, upon the closing of the Back-End Merger, which shall occur within eight months of the Closing Date, or (ii) to the Administrative Agent to fund repayments or prepayments under the Facilities, including upon the Facilities becoming due and payable prior to scheduled maturity.

Maturity Dates:	Term Facility: Five years from the Closing Date.

Bridge Facility: 364 days from the Closing Date.

Availability:	A single drawing may be made on the Closing Date of up to the full amount of the Facilities.

Amortization:	Term Facility: The Term Facility will amortize in equal quarterly installments in the annual amounts (set forth as a percentage of the original aggregate principal amount of the Term Facility) set forth below (except that in Year 5, payments shall be 2.5% of the original aggregate principal amount of the Term Facility for each of the first three quarters and the remaining balance shall be due on the Maturity Date):

Year 1	5.0%
Year 2	10.0%
Year 3	10.0%
Year 4	10.0%
Year 5	65.0%

Bridge Facility: None.

Interest:	At Borrower’s option, loans will bear interest based on the Base Rate or LIBOR, as described below:

A Base Rate Option

Interest will be at the Base Rate plus the applicable Interest Margin, calculated on the basis of the actual number of days elapsed in a year of 365 days and payable quarterly in arrears. The Base Rate is defined as the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1% and the prime commercial lending rate of UBS AG, as established from time to time at its Stamford Branch.

Base Rate borrowings will be in minimum amounts to be agreed upon.

B. LIBOR Option

Interest will be determined for periods to be selected by Borrower (“Interest Periods”) of one, two, three or six months (or, if agreed to by all Lenders, a shorter period or nine or twelve months) and will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars, plus the applicable Interest Margin. LIBOR will be determined by the Administrative Agent at the start of each Interest Period and will be fixed through such period. Interest will be paid at the end of each Interest Period or, in the case of Interest Periods longer than three months, quarterly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any).

LIBOR borrowings will require three business days’ prior notice and will be in minimum amounts to be agreed upon.

Default Interest and Fees:	Upon the occurrence and during the continuance of a payment default, interest will accrue (i) in the case of overdue principal, interest or premium (if any) on any loan at a rate of 2.0% per annum plus the rate otherwise applicable to such loan and (ii) in the case of any other overdue amount, at a rate of 2.0% per annum plus the non-default interest rate then applicable to Base Rate loans, and will be payable on demand.

Interest Margins:	The Interest Margins will be the basis points set forth in the following table based on the ratings by S&P and Moody’s of the senior unsecured long-term debt securities of Borrower after giving effect to the Transactions occurring on the Closing Date without third-party credit enhancement (the “Debt Ratings”); provided that the Interest Margins with respect to the Bridge Facility for each ratings status shall permanently increase by 50 basis points on the date which is three months after the Closing Date and by an additional 50 basis points on each date which is three months thereafter, in each case, if any of the Bridge Facility remains outstanding on such date:

Ratings Level	Ratings by S&P and Moody’s	Base Rate Loans	LIBOR Loans

I	BBB+ / Baa1 or higher	12.5	112.5

II	BBB / Baa2	37.5	137.5

III	BBB- / Baa3	62.5	162.5

IV	None of Rating Level I, II or III applies	112.5	212.5

If either S&P or Moody’s shall not have a Debt Rating in effect, such rating agency shall be deemed to have a rating in Ratings Level IV. If the Debt Ratings shall fall or be deemed to fall within different ratings levels in the table above (each, a “Ratings Level”), the Interest Margin shall be based on the higher of the two Ratings Levels; provided that if the Debt Ratings differ by two Ratings Levels, the Interest Margin will be based on the level one level above the lower Debt Rating.

Duration Fees:	Borrower will pay to the Administrative Agent for the ratable benefit of the Lenders the following fees (the “Duration Fees”), calculated as a percentage of the aggregate amounts outstanding under the Bridge Facility, on the following dates if all advances (if any) under the Bridge Facility have not been paid in full prior to such date:

Date	Ratings Level I and II	Ratings Level III and IV

90 Days after the Closing Date	0.50%	0.50%

180 Days after the Closing Date	0.75%	1.00%

270 Days after the Closing Date	1.25%	1.50%

Mandatory Prepayments/
Commitment Reductions:	The commitments in respect of the Bridge Facility shall be permanently reduced, and the aggregate amount of loans outstanding under the Bridge Facility shall be prepaid, in an amount equal to (i) 100% of the net cash proceeds received by Borrower or any of its subsidiaries from asset dispositions outside the ordinary course of business after the date of the Commitment Letter (excluding (a) net proceeds of up to $500 million in the aggregate for sales of assets outside the ordinary course of business, and (b) in the case of the Two-Step Transaction, any dispositions of shares of the Acquired Business acquired with the proceeds of the Facilities, to the extent such exclusion is required by margin regulations) and (ii) 100% of the net cash proceeds received by Borrower or any of its subsidiaries from the issuance of indebtedness for borrowed money or equity (public or private) after the date of the Commitment Letter, subject to exceptions for (x) the Excepted Debt, (y) drawings under the Current Credit Facility (or refinancing thereof constituting Excepted Debt) or under Borrower’s existing accounts receivable securitization facility and (z) equity issued pursuant to equity compensation programs. Notwithstanding the foregoing, clause (y) shall be applicable to drawings that are outstanding under such facilities referred to in clause (y) above on the Closing Date to the extent the aggregate outstanding amount thereof exceeds $1.0 billion on the Closing Date.

There will be no prepayment penalties (except LIBOR breakage costs) for mandatory prepayments.

Optional Prepayments:	Permitted in whole or in part, with prior notice but without premium or penalty (except LIBOR breakage costs) and including accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments.

Optional prepayments of the Term Facility will be applied to scheduled amortization payments in direct order of maturity thereof.

Guarantees:	The Facilities will be fully and unconditionally guaranteed on a joint and several basis by each existing or future direct and indirect U.S. subsidiary of Borrower that guarantees any indebtedness for borrowed money of Borrower; provided that this requirement shall not apply with respect to indebtedness of Borrower of less than $100 million in the aggregate.

Security:	None.

Conditions to Borrowing:	Conditions precedent to borrowing under the Facilities will be limited to (1) those set forth under “Conditions” in the Commitment Letter and in Annex III to the Commitment Letter, (2) subject to the limitations set forth under “Conditions” in the Commitment Letter, the accuracy of all representations and warranties in all material respects and (3) receipt of a customary borrowing notice.

Representations and Warranties:	Representations and warranties will apply to Borrower and its subsidiaries, will be subject to materiality levels and/or exceptions customary for transactions of this type (and substantially similar, to the extent applicable, to the Current Credit Facility) and will be limited to:

Corporate existence; corporate power and authority; accuracy and completeness of financial statements delivered in connection with or under the Bank Documentation; absence of undisclosed liabilities; no material adverse change; no material litigation; no conflict with, or default under, charter documents, law or material contractual obligations of Borrower or any of its subsidiaries (other than immaterial conflicts under contractual obligations); enforceability of the Bank Documentation; Federal Reserve regulations; ERISA; taxes; Investment Company Act;

environmental matters; existing indebtedness; use of proceeds and not engaging in the business of purchasing/carrying margin stock; solvency; Patriot Act and anti-terrorism law compliance; and full disclosure.

Affirmative Covenants:	Affirmative covenants will apply to Borrower and its subsidiaries, will be subject to thresholds and/or exceptions customary for transactions of this type (and substantially similar, to the extent applicable, to the Current Credit Facility) and will be limited to:

Delivery of certified quarterly and audited annual financial statements, reports to shareholders, notices of defaults, litigation and other material events, continuation of business and maintenance of existence and material rights and privileges; compliance with all applicable laws and regulations (including, without limitation, environmental matters, taxation and ERISA); maintenance of property and insurance; maintenance of books and records and right of the Lenders to inspect property and books and records.

Negative Covenants:	Negative covenants will apply to Borrower and its subsidiaries, will be subject to thresholds and/or exceptions customary for transactions of this type (and substantially similar, to the extent applicable, to the Current Credit Facility) and will be limited to:

1. Prohibition on fundamental changes; and

2. Limitation on liens;

it being understood that to the extent necessary to comply with margin regulations, shares and assets of the Acquired Business and its subsidiaries shall be excluded from these covenants.

In addition, in the case of the Two-Step Transaction, Borrower shall not amend or waive, or provide any consent under, the Back-End Merger Agreement if such amendment, waiver or consent is materially adverse to the Lenders.

Financial Covenants:	Financial covenants will apply to Borrower and its consolidated subsidiaries and will be limited to (with the same covenant levels and definitions as set forth in the Current Credit Facility):

1. Maximum ratio of total debt to total capital.

2. Minimum consolidated net worth.

Events of Default:	Events of default will be subject to materiality levels, default triggers, cure periods and/or exceptions customary for transactions of this type (and substantially similar, to the extent applicable, to the Current Credit Facility) and will be limited to the following: nonpayment, breach of representations and covenants, material cross-defaults, invalidity of guarantees, bankruptcy and insolvency events, ERISA events, judgments and change of control (to be defined).

Assignments and Participations:	Each Lender may assign all or, subject to minimum amounts to be agreed, a portion of its loans and commitments under one or more of the Facilities. Assignments will require payment of an administrative fee to the Administrative Agent and the consents of the Administrative Agent and Borrower, which consents shall not be unreasonably withheld; provided that (i) no consents shall be required for an assignment to an existing Lender, an affiliate of an existing Lender or an Approved Fund (as such term shall be defined in the Bank Documentation) and (ii) no consent of Borrower shall be required during a payment or bankruptcy default. In addition, each Lender may sell participations in all or a portion of its loans and commitments under one or more of the Facilities; provided that no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the Facilities (except as to certain basic issues).

Indemnification:	The Bank Documentation will contain customary provisions (substantially consistent with the Current Credit Facility and otherwise customary for transactions of this type) for indemnification of the Lead Arrangers, Lenders and the Administrative Agent (with exceptions, including other than as a result of the respective Lender’s or Administrative Agent’s gross negligence, bad faith or willful misconduct as determined by a court of competent jurisdiction in a final and nonappealable decision). The Bank Documentation will contain expense reimbursement provisions for the Lead Arrangers and the Administrative Agents consistent with the last sentence of the Section titled “Indemnity and Expenses” in the Commitment Letter and otherwise customary for facilities of this type.

Yield Protection, Taxes and
Other Deductions:	The Bank Documentation will contain yield protection provisions, consistent with the Current Credit Facility and otherwise customary for transactions of this type, protecting the Lenders in the event of unavailability of LIBOR, breakage losses, reserve, capital adequacy requirements and withholding taxes. The Borrower shall have the right to replace any lender that charges an amount with respect to contingencies described in the immediately preceding sentence.

Voting:	Lenders holding at least a majority of total loans and commitments under the Facilities, with certain amendments requiring the consent of Lenders holding a greater percentage (or all affected Lenders) of the total loans and commitments under the Facilities.

Governing Law and Forum:	The laws of the State of New York. Each party to the Bank Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of New York.

Counsel to the Commitment Parties
and the Administrative Agent:	Cahill Gordon & Reindel LLP

ANNEX III

CONDITIONS TO CLOSING2

1. In the case of the One-Step Merger, the Commitment Parties shall be reasonably satisfied with the Acquisition Agreement. In the case of the One-Step Merger, the One-Step Merger shall be consummated substantially concurrently with the funding of the Facilities substantially in accordance with the Acquisition Agreement without any waiver or amendment thereof, or consent thereunder, that is materially adverse to the Lenders unless consented to by the Commitment Parties.

2. In the case of the Two-Step Transaction, those persons that become Commitment Parties prior to the launch of the Tender Offer shall be reasonably satisfied with the terms and conditions of, and the definitive documents relating to, the Tender Offer (collectively, the “Offer Documents”). The Tender Offer shall be consummated substantially concurrently with the funding of the Facilities substantially in accordance with the Offer Documents without any waiver or amendment thereof, or consent thereunder, that is materially adverse to the Lenders unless consented to by the Commitment Parties.

3. The Commitment Parties shall have received (a) if the Closing Date occurs after March 5, 2012, audited financial statements of Borrower and the Acquired Business for the 2011 fiscal year, (b) unaudited consolidated financial statements of Borrower and the Acquired Business for each quarterly period of 2011 after March 31, 2011 and ended at least 45 days prior to the Closing Date and for the same period of 2010 and (c) pro forma financial statements of Borrower, after giving effect to the Transactions for (i) the 2010 fiscal year and for the four-quarter period ending with the latest fiscal quarter referred to in clause (a) above or (ii) if the Closing Date occurs after March 5, 2012, the 2011 fiscal year. Such pro forma financial statements shall be prepared in a manner consistent with Regulation S-X (and in the case of the pro forma financial statements for the four quarter period ending with the latest fiscal quarter referred to in clause (a) above as if Regulation S-X was applicable to such financial statements), except to the extent information relating to the Acquired Business and its subsidiaries is not available.

4. Borrower shall have executed and delivered the Bank Documentation, and the Lenders shall have received customary legal opinions (including that the Bank Documentation does not conflict with identified material agreements), certificates (including a customary solvency certificate) and closing documentation, all in form and substance reasonably satisfactory to the Commitment Parties.

5. Borrower shall have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act to the extent requested in writing at least 10 days prior to the Closing Date.

6. All reasonable and out-of-pocket costs and expenses (including, without limitation, legal fees and expenses of Cahill Gordon & Reindel LLP and the fees and expenses of appraisers, consultants and other advisors) and compensation payable to the Lenders, the Commitment

[2]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this Annex III is attached.

Parties or the Administrative Agent as set forth in the Fee Letter shall have been paid to the extent due and to the extent invoiced at least 3 Business Days prior to the Closing Date. Any reimbursement pursuant hereto shall be without duplication of any reimbursement to the Lenders, the Commitment Parties or the Administrative Agent and their respective affiliates under any other agreements

7. The Lead Arrangers shall have been afforded a period of at least 20 consecutive calendar days after delivery of the Confidential Information Memorandum to syndicate the Facilities.

III-2